東方有色集團有限公司
ONFEM HOLDINGS LIMITED

02060385

6th November, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 5th November, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

SEC FILE NO.: 82-3735

香港經濟日報 2002年11月6日 星期三 A40

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會欣然宣佈，馬紹援先生由二零零二年十一月五日起獲委任為本公司之獨立非執行董事，並歡迎馬先生之加入。

承董事會命
董事總經理
王幸東

香港，二零零二年十一月五日

* *僅供識別*

The Standard 6 November 2002, Wednesday Notices 15

ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited (the "Company") is pleased to announce that Mr. Selwyn Mar (馬紹援) was appointed as an Independent Non-executive Director of the Company with effect from 5th November, 2002 and extends its warm welcome to Mr. Mar.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 5th November, 2002

香港經濟日報　2002年11月6日　星期三　A40

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會欣然宣佈，馬紹援先生由二零零二年十一月五日起獲委任為本公司之獨立非執行董事，並歡迎馬先生之加入。

承董事會命
董事總經理
王幸東

香港，二零零二年十一月五日

* *僅供識別*

The Standard　6 November 2002, Wednesday　Notices 15

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited (the "Company") is pleased to announce that Mr. Selwyn Mar (馬紹援) was appointed as an Independent Non-executive Director of the Company with effect from 5th November, 2002 and extends its warm welcome to Mr. Mar.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 5th November, 2002